DEXIA

08004980

SEC Mail Processing
Section

SEP 11 2008

Washington, DC
110

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

August 29th, 2008

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of August 29th 2008.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
SEP 23 2008
THOMSON REUTERS

Olivier Van Herstraeten
Secretary General

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

DEXIA

Dexia 2Q 2008 Activity and Results

Regulated information – Brussels, Paris, August 29, 2008, 7:00 am.

Highlights

- **The strengthening of provisions at FSA had a significant impact on Group earnings** in the second quarter. Overall FSA lowered Dexia's 2Q08 reported net income by EUR 216 million to EUR 532 million (-32.4% compared to the second quarter of 2007). 2Q08 reported EPS decreased by 32.1% to EUR 0.46.
- **Excluding FSA and on an underlying[1] basis, Dexia achieved a 23.8% growth in net income** to EUR 760 million, thanks to a 9.9% increase in revenues, the ongoing control of costs (+4.5%) and to a low cost of risk (4.3 bps annualized). A EUR 48 million tax benefit also contributed to the net income improvement for the quarter.
- **Dynamic Public/Project Finance activity**: on a constant exchange rate, originations rose by 48%, partly driven by US operations.
- **Record level results in Public/Project Finance (excluding FSA) and Treasury and Financial Markets business lines.** Underlying net income of these business lines increased by respectively 54.4% and 43.9% on a constant exchange rate to EUR 398 million and EUR 170 million.
- **Good solvency position** with a Tier 1 ratio at 11.4% at the end of June 2008. Total accounting shareholders' equity reached EUR 8.6 billion. Negative OCI of EUR -7.0 billion at the end of June 2008 remained at a similar level compared to the end of March 2008 (EUR -6.7 billion). Core shareholders' equity amounted to EUR 15.6 billion at the end of June 2008.
- **Healthy liquidity position**: the Cash & Liquidity Management activity line booked once again excellent profits during 2Q08; volumes of long-term bond issues were ahead of budget and funding cost was competitive.
- For the first half of 2008, reported net income amounted to EUR 821 million (-45.5% compared to the first half of 2007). Reported EPS was EUR 0.71 (-45.4%). Excluding FSA and on an underlying basis, net income increased by 15.4% to EUR 1,348 million.

Commenting on 2Q08 results, Axel Miller, Group CEO, stated:

"During the second quarter of 2008, Dexia proved resilient in a particularly challenging market. Excluding FSA, underlying net income increased by 24% to EUR 760 million. Including the provisions made during 2Q08 for FSA, our solvency level of 11.4% improved and is well above our target.

As announced on August 6, we will proceed with a number of key decisions to realign FSA's activity on Dexia's core public finance franchise and reduce its risk profile. We will, of course, continue to monitor market developments and assess additional actions given market conditions and the current low visibility prevailing on the industry.

The second half of 2008 will obviously still be marked by a high level of volatility and economic uncertainties. We will continue to focus on the control of risks while still developing our franchises. Dexia is well prepared to face these challenges."

Full reported earnings of FSA have already been disclosed on August 6 and are available on both Dexia's website (www.Dexia.com) and FSA's website (www.FSA.com)

[1] *"Underlying results" exclude the effects of the changes in scope of consolidation, and also exlude the non-operating factors. They are defined on page 6 of the Financial Report 2Q 2008.*

Consolidated statement of income for the second quarter of 2008

2Q08 CONSOLIDATED STATEMENT OF INCOME							
in millions of EUR		Reported			Underlying*		
	2Q 2007	2Q 2008	Variation	2Q 2007 Pro forma	2Q 2008	Variation	Variation on a constant exchange rate
Income	1,964	1,991	+1.4%	1,866	1,817	-2.6%	-1.5%
Expenses	-937	-945	+0.9%	-933	- 944	+1.2%	+2.7%
Gross operating income	1,027	1,046	+1.9%	933	873	-6.5%	-5.7%
Cost of risk	-30	-488	x 16.3	-29	- 470	x 15.9	x 18.1
Impairment on (in)tangible assets	0	-8	n.s.	0	0	n.s.	
Tax expense	-185	33	n.s.	-185	87	n.s.	
Net income	812	583	-28.2%	718	490	-31.8%	-31.2%
Minority interests	25	51	x 2.1	25	50	x 2.0	x 2.1
Net income – Group share	787	532	-32.4%	693	440	-36.6%	-36.1%
Cost-income ratio	47.7%	47.5%		50.0%	52.0%		
ROE (annualized)	22.1%	14.2%					

* *"Underlying results" exclude the effects of the changes in scope of consolidation, and also exclude the non-operating factors. They are defined on page 6 of the Financial Report 2Q 2008.*

Consolidated statement of income for the second quarter of 2008, excluding FSA

2Q08 CONSOLIDATED STATEMENT OF INCOME EXCLUDING FSA							
in millions of EUR		Reported			Underlying*		
	2Q 2007	2Q 2008	Variation	2Q 2007 Pro forma	2Q 2008	Variation	Variation on a constant exchange rate
Income	1,858	1,901	+2.3%	1,718	1,888	+9.9%	+10.0%
Expenses	-902	-938	+4.0%	-897	-937	+4.5%	+5.5%
Gross operating income	956	963	+0.7%	821	951	+15.7%	+14.8%
Cost of risk	-26	-57	x 2.2	-26	-38	+45.9%	+65.3%
Impairment on (in)tangible assets	0	-8	n.s.	0	0	n.s.	n.s.
Tax expense	-171	-98	-42.7%	-158	-100	-36.4%	-38.4%
Net income	759	800	+5.4%	638	813	+27.4%	+26.5%
Minority interests	25	52	x 2.1	24	52	x 2.2	x 2.2
Net income – Group share	734	748	+1.9%	614	760	+23.8%	+22.9%
Cost-income ratio	48.5%	49.3%		52.2%	49.6%		

* *"Underlying results" exclude the effects of the changes in scope of consolidation, and also exclude the non-operating factors. They are defined on page 6 of the Financial Report 2Q 2008.*

Reported net income of EUR 532 million in 2Q08 (-32.4% year-on-year) was negatively impacted by FSA

During this second quarter of 2008, Dexia's reported earnings have been marked by the strengthening of provisions and a number of accounting adjustments, the majority of which related to FSA.

- Overall, FSA reduced Dexia's reported net income – Group share by EUR 216 million. This is the direct effect of FSA's USD 331 million loss reported on August 6, with little adjustments between US GAAP and IFRS. Due to the deterioration of the economic and of the mortgage environment in the US, FSA strengthened its provisions for potential future losses for a total pre-tax amount of USD 987 million. The majority of the provisions are related to the RMBS sector, and more specifically to transactions backed by home equity lines of credit (HELOCs) and Alt-A closed-end second lien mortgages. FSA also established "Other Than Temporary Impairments" on certain assets which are held as available for sale in the Financial Products portfolio. This strengthening of provisions was partly offset by the positive effect of nonrecurring revenues at FSA, related to mark-to-market adjustments on own credit risk and insured CDS transactions.

- Other non-operating items not related to FSA's results amounted to EUR -12 million in the second quarter, net of tax.

Underlying net income excluding FSA increased by 23.8% to EUR 760 million

- Excluding FSA, underlying revenues rose by 9.9% to EUR 1,888 million. Approximately half of this performance was due to positive mark-to-market effects: EUR 46 million on two securitization-related CDS and EUR 36 million on fixed-income trading portfolios. Isolating mark-to-market impacts, underlying revenues excluding FSA rose by 5.1% in the second quarter of 2008 vs. the second quarter of 2007.
- Underlying costs increased by 4.5% compared to 2Q07 to EUR 937 million.
- Gross operating income (underlying and excluding FSA) was up 15.7% to EUR 951 million.
- The risk charge for the quarter, on an underlying basis and excluding FSA, remained low at EUR 38 million, representing 4.3 bps of banking commitments.
- Underlying net income – Group share excluding FSA was up 23.8% to EUR 760 million.
- Operating efficiency improved with an underlying cost-income ratio of 49.6% in the second quarter of 2008 vs. 52.2% in the second quarter of 2007.

The 2Q08 underlying performance was driven by record results within Public/Project Finance (excluding FSA) and Treasury and Financial Markets

UNDERLYING NET INCOME – GROUP SHARE BY BUSINESS LINE

In millions of EUR	2Q 2008	2Q 2008 / 2Q 2007	2Q 2008 / 2Q 2007*
Public/Project Finance & Credit Enhancement	71	- 78.9%	- 77.8%
of which PPFCE excl. FSA	*398*	*+ 50.0%*	*+ 54.4%*
of which FSA	*-326*	*n.s.*	*n.s.*
Personal Financial Services	171	- 10.3%	- 9.9%
Asset Management	24	- 21.6%	- 21.6%
Investor Services	27	- 5.1%	- 2.8%
Treasury and Financial Markets	170	+ 41.7%	+ 43.9%
Central Assets	- 24	n.s.	n.s.
Total Dexia	**440**	**- 36.6%**	**- 36.1%**

* *on a constant exchange rate*

Record performance of Public/Project Finance, excluding FSA

Public/Project Finance and Credit Enhancement reported an underlying net income – Group share of EUR 71 million in 2Q08, compared to EUR 338 million in 2Q07. Excluding FSA and on a constant exchange rate, underlying net income was up 54.4% to a record EUR 398 million. For the first six months of 2008, it was up 51.4% to EUR 773 million on a constant exchange rate. Results benefited from a strong commercial activity, improved margins (despite higher funding costs), positive mark to market adjustments, and a net EUR 68 million (EUR 48 million excluding minority interests) tax benefit following a one-off tax measure in Italy.

- Long-term originations in 2Q08 surged by 48% on a constant exchange rate to EUR 24.0 billion. This performance was partly attributable to banking originations in the United States, where the on-going disruption of the municipal financing market benefited a small number of banks which, like Dexia, enjoy good liquidity and solvency. Long-term commitments climbed to EUR 342 billion, up by 21% on a constant exchange rate.
- PPFCE revenues in the second quarter were strong and supported by robust volumes as well as by good margins with the rise in commercial spreads exceeding the increase in funding costs. They were also boosted by two mark-to-market adjustments: (i) EUR 45 million on a securitization-related CDS, and (ii) EUR 16 million on public assets trading portfolios. Excluding FSA and these adjustments, revenues grew by 14.5% on a constant exchange rate.
- Excluding FSA and on a constant exchange rate, costs were up by 11.8% in 2Q08 vs. 2Q07, as a result of continued investments to support growing activities (Turkey, Japan, US and Canada...). The cost/income ratio, excluding FSA and the positive mark-to-market adjustments, improved to 33.9% in 2Q08.
- Gross operating income was up 16.1% on a constant exchange rate, excluding FSA and the above-mentioned mark-to-market adjustments.
- Cost of risk excluding FSA remained low at EUR 20 million.

Personal Financial Services (PFS) still benefited from DenizBank's rapid growth

Compared to a record 2Q07, PFS underlying net income – Group share amounted to EUR 171 million in 2Q08, i.e. a 10.3% decrease mainly attributable to higher taxes. For the first half of 2008, underlying net income was flat at EUR 351 million.

- Customer loans continued to expand at a rapid pace during the second quarter of 2008, showing an increase of 12.9% compared to 2Q07. All segments reported double-digit growth rates: +20.3% for business loans, +15.9% for consumer loans and +10.5% for mortgages. In Turkey, DenizBank continued to deliver high growth in its loan book (+55.4% year-on-year), reaching EUR 3.7 billion as of June 2008.
- In the context of challenging financial markets, customer assets came to EUR 132.1 billion at the end of June 2008 (-3.9% compared to June 2007 and -1.2% compared to March 2008). In Turkey, customer assets reached EUR 4.5 billion at the end of June 2008 (+23.3% year-on-year).
- Revenues rose by 2.6% year-on-year to EUR 722 million. In Belgium and Luxembourg, revenues were stable, with higher income on payments offsetting the pressure on mutual funds fees. In Turkey, revenues increased by 23.3% compared to 2Q07 thanks to a continued high growth in loan volumes.
- Expenses were up 4.6% year-on-year. Turkey remained the main driver of costs growth (costs increased by 18.2% in 2Q08 compared to 2Q07). In Belgium and Luxembourg, Dexia continued to strictly monitor its cost base, limiting the increase at 2.3% year-on-year.
- Cost of risk was still low, rising from EUR 12 million in 2Q07 to EUR 16 million in 2Q08.

Record results for Treasury & Financial Markets (TFM) driven by buoyant Cash & Liquidity Management

Second quarter 2008 TFM underlying net income – Group share amounted to a record EUR 170 million, compared with EUR 120 million in 2Q07 and EUR 60 million in 1Q08. For the first half of 2008, underlying net income amounted to EUR 230 million, down 6.1% compared to the first half of 2007.

- 2Q08 revenues amounted to EUR 262 million up 35.2% year on year. This included a EUR 21 million positive impact from mark-to-market adjustments on TFM's fixed income trading portfolios. As was the case in 1Q08, the Treasury segment recorded exceptionally high revenues of EUR 122 million (+34.5% compared to 2Q07). This was largely attributable to Cash & Liquidity Management activities, which benefited from the global liquidity shortage again in the second quarter.
- Expenses increased by 9.2% in 2Q08 vs. 2Q07, due to a number of small development projects.

Asset Management resilient in a challenging environment

Underlying net income – Group share reached EUR 24 million in 2Q08 (-21.6% vs. 2Q07). For the first half of 2008, underlying net income fell by 33.3% to EUR 41 million.

- Assets under management amounted to EUR 98.8 billion at the end of June 2008, down EUR 3.4 billion (or -3.3%) from March 2008. The negative market effect accounted for EUR 1.4 billion of the quarterly decrease, while net outflows were limited to EUR 1.9 billion.
- Revenues were down 11.5% in 2Q08 compared to 2Q07 as management fees were penalized by the negative market effect on funds as well as net outflows. The ratio of fees/assets under management was resilient throughout the period, and stable compared to 2Q07.
- Expenses fell to EUR 37 million (-4.8% year-on-year) thanks to the ongoing active cost management. IT and marketing costs were reduced, and staff costs were kept stable. Dexia Asset Management's productivity remained best in class with a cost on assets under management of 15 bps.

Investor Services: increase in assets under administration

Underlying net income – Group share decreased by 2.8% on a constant exchange rate, reaching EUR 27 million in the second quarter. For the first half of the 2008, underlying net income was EUR 50 million, up 1.7% on a constant exchange rate compared to the first half of 2007.

- As of June 30, 2008, RBC Dexia Investor Services had assets under administration of USD 2,765 billion, reflecting a 5.0% year-on-year increase.
- Revenues amounted to EUR 114 million, rising by 3.3% on a constant exchange rate. The benefit of higher volumes was partly offset by a decrease in fees and foreign exchange income, and by the decreasing share of equities within customers' assets.
- Expenses increased by 8.5% on a constant exchange rate to EUR 74 million, largely due to an increase in staff costs and IT expenditure.

Good liquidity and solvency

After an important reduction due to market spread changes during 1Q08, the Group's IFRS total shareholders' equity stabilized at EUR 8.6 billion as of June 2008.

Accumulated Other Comprehensive Income (OCI) amounted to EUR -7.0 billion at end of June 2008 against EUR -6.7 billion at end of March 2008.

Core shareholders' equity, which excludes accumulated Other Comprehensive Income, was EUR 15.6 billion at end of June 2008.

The solvency of Dexia, with a Tier 1 ratio of 11.4% at June 2008 improved and is well above the 10.5% target.

The Group's easy access to liquidity, partly built on its sizeable public finance asset pool, once again proved to be a highly valuable asset and the Cash & Liquidity Management desk booked excellent profits during 2Q08.

Access to long-term funding was very satisfactory. During 1H08, long-term issues amounted to EUR 20.0 billion, corresponding to 60% of the annual budget. The average funding cost against Euribor increased from 4.5 bps in 1Q08 to 8.1 bps in 2Q08, remaining at a modest level compared to market spreads.

SHAREHOLDERS' EQUITY AND SOLVENCY	Dec 2007	March 2008	June 2008	Variation in 3 months
Core shareholders' equity (EUR m)	16,112	16,188	15,639	- 3.4%
Total shareholders' equity (EUR m)	14,525	9,529	8,604	- 9.7%
Tier 1 capital (EUR m) *	14,549	13,483	13,843	+2.7%
Total weighted risks (EUR m) *	159,383	120,113	121,670	+1.3%
Tier 1 ratio *	9.1%	11.2%	11.4%	+0.2 pts
Net assets per share				
- Core shareholders' equity (EUR)	12.87	12.83	13.07	+ 1.9%
- Total shareholders' equity (EUR)	11.51	7.07	6.99	- 1.1%

** Basel I applied as of Dec 2007; Basel II applied as of March and June 2008.*

Conclusions of FSA's strategic review

Over the last months, Dexia conducted a broad and deep review of FSA's strategy and prospects. Whilst it is clear that there are many uncertainties in the monoline industry over the near to intermediate term, the Group has come to the conclusion that there is value to be made for its shareholders by focusing FSA on Dexia's core franchise of worldwide leader in Public Finance. As a result, Dexia released on August 6 a number of key decisions regarding FSA: discontinue the ABS and structured finance activity and downsize the Financial Products business line; support directly FSA's Financial Products business (details will be communicated in due time); strengthen FSA's provisions to anticipate a prolongation of the mortgage crisis well into mid-2009 with a return to a normalized situation not before the middle of 2010; the injection of an additional USD 300 million in FSA to add to its capital strength and support new business originations in Public and Infrastructure Finance.

Since August 6, Dexia and FSA have been working actively on implementing the above-mentioned strategic decisions. In the meantime, the Group continues to monitor market developments and assess additional actions given market conditions and the current low visibility prevailing in the industry.

Detailed information on reported and underlying results and balance-sheet data are provided in the 2Q 2008 Financial Report, available on the website www.dexia.com.

Dexia (www.dexia.com) is a European bank and the world leader in local public finance. Dexia is one of the top twenty banking groups in the euro zone with a stock market capitalization of EUR 11.7 billion and more than 36,500 employees in 39 countries as of June 30, 2008. Dexia has one of the highest credit ratings in the banking industry. Dexia's development strategy is based on two pillars: its Universal Banking business in Europe (Belgium, Luxembourg, Slovakia and Turkey), and world leadership in Public/Project Finance.

Press department Brussels	*+32 2 213 50 81*	*Investor Relations Brussels*	*+32 2 2 213 57 46/49*
Press department Paris	*+33 1 58 58 86 75*	*Investor Relations Paris*	*+33 1 58 58 85 97/22*

Dexia SA – Place Rogier 11, B-1210 Brussels – 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex

1H08 CONSOLIDATED STATEMENT OF INCOME

In millions of EUR	Reported			Underlying*			
	1H 2007	1H 2008	Variation	1H 2007 Pro forma	1H 2008	Variation	Variation on a constant exchange rate
Income	3,749	3,490	-6.9%	3,626	3,650	+0.7%	+1.8%
Expenses	-1,863	-1,887	+1.3%	-1,854	-1,886	+1.8%	+3.1%
Gross operating income	1,886	1,603	-15.0%	1,772	1,763	-0.5%	+0.5%
Cost of risk	-53	-776	x 14.6	-56	-706	x 12.7	x 13.5
Impairment on (in)tangible assets	0	-7	n.s.	0	1	n.s.	n.s.
Tax expense	-278	80	n.s.	-344	1	n.s.	n.s.
Net income	1,555	900	-42.1%	1,372	1,059	-22.8%	-21.9%
Minority interests	48	79	+64.6%	48	80	+64.9%	+65.6%
Net income – Group share	1,507	821	-45.5%	1,324	979	-26.1%	-25.2%
Cost-income ratio	49.7%	54.1%		51.1%	51.7%		
ROE (annualized)	21.5%	10.9%					

* *"Underlying results" exclude the effects of the changes in scope of consolidation, and also exclude the non-operating factors. They are defined on page 6 of the Financial Report 2Q 2008.*

END